       May 21, 2009

VIA EDGAR

David R. Humphrey, Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC  20549

Re:        AMR Corporation
Form 10-K filed for the year ended December 31, 2008
Filed February 19, 2009
File No. 1-8400

Dear Mr. Humphrey:

This letter sets forth AMR Corporation’s (AMR or the Company) responses with respect to the staff’s comment letter dated May 8, 2009 regarding AMR’s Form 10-K for the year ended December 31, 2008.  Both the staff’s comments and AMR’s responses have been included.

Item 8 – Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 7 – Financial Instruments and Risk Management

Fuel Price Risk Management

We note the disclosure with respect to your estimate that during the next twelve months you will reclassify from Accumulated other comprehensive loss into earnings approximately $711 million in net losses (based on prices as of December 31, 2008) related to your fuel derivative hedges, including losses from terminated contracts with a bankrupt counterparty and unwound trades.  In this regard, since the terminated contracts and unwound trades transpired during 2008, please tell us what accounting literature you relied upon to arrive at the conclusion that you should reclassify these amounts over the next twelve months instead of during 2008.  Additionally, please reconcile your accounting policy, which indicates that you discontinue hedge accounting if you decide to discontinue the hedging relationship, to the accounting you applied to terminated contracts and unwound trades.

Response:

As part of the Company's risk management program, it uses a variety of financial instruments, primarily heating oil option and collar contracts, as cash flow hedges to mitigate commodity price risk.  These instruments qualify as cash flow hedges under Statement of Financial Accounting Standards No. 133 Accounting for Derivative Instruments and Hedging Activities” (SFAS 133), and thus, the derivative instrument portfolio is marked-to-market on a monthly basis with the increase or decrease in the value of the portfolio reflected on the balance sheet as an increase or decrease to the fuel derivative asset or liability, as appropriate.  The effective portion of the changes in fair value is recorded in other comprehensive income (OCI), as required by SFAS 133, and deferred until the underlying forecasted transaction has occurred (the purchase of jet fuel), while the ineffective portion of these changes is recorded to fuel expense.  In light of the Company’s hedging levels (currently at approximately 37% of forecasted fuel usage), the likelihood of the forecasted transaction not occurring is minimal.

The $711 million represents losses deferred in OCI related to our fuel hedging program (based on prices as of December 31, 2008) that will be reclassified to earnings as the forecasted transaction (the purchase of jet fuel) occurs throughout 2009.  This amount includes deferred losses on unwound trades and terminated contracts that transpired during 2008.

First, in an effort to cap losses on certain trades, on December 23, 2008 (the measurement date), the Company entered into new derivative instruments to “effectively” terminate certain existing instruments that were in a loss position.  As of that measurement date, the Company de-designated the old trades as cash flow hedges thereby discontinuing hedge accounting prospectively. Changes in the market value of the old trades and new trades are recorded to other income/expense until settlement of the instruments.

In accordance with paragraphs 31 and 32 of SFAS 133, amounts deferred in OCI for the original contracts through December 23, 2008 should be reclassed to earnings in the period in which the forecasted transaction affects earnings.  As the forecasted transaction is still probable of occurring, the amounts have been deferred in OCI until the underlying jet fuel usage takes place, which will occur throughout 2009.

Second, the bankruptcy of one of our counterparties triggered the termination of the derivative contracts and therefore we discontinued hedge accounting prospectively.  However, such amounts deferred in OCI related to these contracts will be reclassed to earnings as the forecasted purchase of jet fuel is still probable of occurring.

The Company’s accounting policy for derivatives states, “The Company discontinues hedge accounting prospectively if it determines that a derivative is no longer expected to be highly effective as a hedge or if it decides to discontinue the hedging relationship.”  This is the accounting applied to both terminated and unwound contracts in Form 10-K for the fiscal year ended December 31, 2008.

AMR acknowledges that the adequacy and accuracy of the disclosures in its filing with the Commission are the responsibility of the Company.  The Company acknowledges that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  The Company also acknowledges that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s assistance in this process and would be pleased to discuss with you at your earliest convenience any additional comments the staff may have.

            Very truly yours,

             /s/ Thomas W. Horton
             Thomas W. Horton
             Executive Vice President and Chief Financial Officer